Writer’s Direct Number	Writer’s E-mail Address
212.756.2709	kristen.poole@srz.com

April 6, 2015

VIA EDGAR AND ELECTRONIC MAIL

Mr. Daniel F. Duchovny Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington D.C. 20549-3628

Re:

MGM Resorts International (“MGM”)
Soliciting Materials filed pursuant to Rule 14a-12 on March 17 and March 20, 2015
Filed by Land & Buildings Investment Management, LLC, Land & Buildings Capital Growth Fund, L.P., Jonathan Litt, Matthew J. Hart, Richard Kincaid and Marc A. Weisman

File No. 001-10362

Dear Mr. Duchovny:

On behalf of Land & Buildings Investment Management, LLC and its affiliates (collectively, “Land & Buildings”), Matthew J. Hart, Richard Kincaid and Marc A. Weisman (each, a “Filing Person” and collectively with Land & Buildings, the “Filing Persons”), we are responding to your letter dated March 20, 2015 in connection with the soliciting material under Rule 14a-12 filed on Schedule 14A on March 17, 2015 and March 20, 2015 (the “SEC Comment Letter”). We have reviewed the comments of the staff of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Soliciting Materials Filed March 17, 2015

1.	With a view toward future disclosure, please describe supplementally how you have been “attempting to work collaboratively with MGM management to find an optimal corporate structure for the Company” (exhibit 1).

In response to your comment, the Filing Persons respectfully note that representatives of Land & Buildings have held in-person meetings with members of MGM’s management team in Las Vegas, the location of MGM’s headquarters, on three occasions since January. In addition, there have been several phone calls between Land & Buildings and members of MGM’s management team over the same period. During these meetings and phone calls, Land & Buildings’ and MGM’s representatives discussed, among other things, Land & Buildings’ proposed changes to MGM’s structure, including splitting the company’s current business into a REIT and a lodging C-corp.

2.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples in Exhibit 2 that must be supported:
a.	that the company is expected to be a US income tax payer in 2015 (slide 5);

In response to your comment, the Filing Persons respectfully note that, during MGM’s fourth quarter earnings conference call held on February 17, 2015, the company’s Chief Financial Officer made the following statement regarding MGM’s expected payment of cash taxes in 2015: “As far as cash taxes, we will pay some taxes. It’s pretty minimal this year in terms of our overall cash taxes. It’s probably less than $50 million in the year as far as our cash taxes this year.”

b.	that, as to an MGM REIT, there are “rent bumps and tight rent coverage” to be captured and that a high dividend in excess of a 5% yield [is] “likely,” and, as to MGM Lodging C-Corp, that there is an “EBITDA upside opportunity from gaming and lodging EBITDA in excess of rental payments/fees” and a “likely attractive” cost of capital (slide 8);

With respect to the first quote cited in the foregoing comment, the Filing Persons note that the proposed corporate structure that Land & Buildings outlines in the presentation is based on a net lease REIT structure, for which the Internal Revenue Service issued a private letter ruling applicable to the gaming sector. However, Land & Buildings believes a lease structure more similar to the hotel REIT lease structure is a more optimal long-term structure for maximizing MGM’s stockholder value. While most REITs today collect the underlying EBITDA of the real estate owned, a notable exception is the category of REITs structured as net lease REITs. While it may be possible for the hotel REIT structure to be approved in the gaming sector, the Land & Buildings analysis set forth in the presentation is based on a net lease structure. The Land & Buildings structure analyzed in the presentation has lower rent coverage because more of the company’s EBITDA would be paid to MGM REIT (rather than held at MGM Lodging C-Corp). For more detailed information on the rent coverage presumed in Land & Buildings' proposed structure, see the response to Comment #2(d) below. Furthermore, MGM REIT would pay a management fee to MGM Lodging C-Corp as well as annual escalators provided for in the leases held by MGM REIT in an effort to capture the underlying EBITDA growth of the company’s real estate assets. This structure would result in economics more similar to those of a hotel REIT, but accounts for the net lease structure that currently exists in the gaming REIT sector.

The second quote cited above was based on Land & Buildings’ comparison of MGM REIT to Gaming and Leisure Properties (“GLPI”), a REIT that was recently spun off by Penn National Gaming. GLPI currently pays a dividend yield of approximately 6%, based on a note published by JP Morgan on March 18, 2015 that stated: “On a dividend yield basis, GLPI trades at a 6.0% yield on our 2015 dividend estimate”. The 15.0x EBITDA valuation Land & Buildings estimated for MGM REIT is similar to the EBITDA valuation of GLPI, as disclosed in the JP Morgan note published on March 18, 2015, which stated: “At current levels, we estimate that GLPI is trading at 15.5x 2015E EV/EBITDA”. As a result, Land & Buildings believes it is likely that MGM REIT could support a dividend yield in excess of 5%.

With respect to the third quote cited in the foregoing comment, the structure outlined by Land & Buildings in the presentation would result in EBITDA generated by MGM’s real estate assets in excess of the rent payments to be earned by MGM Lodging C-Corp and paid to MGM REIT. Given the positive outlook on the fundamentals of MGM’s business maintained by sell-side brokerage firms, Land & Buildings believes that the company’s EBITDA growth in future periods will also lead to an increase in the earnings of MGM Lodging C-Corp. For example, Wells Fargo stated on January 8, 2015 that: “Specifically, we are constructive on MGM given: (1) strong underlying Las Vegas trends for Q4 and Q1, (2) embedded 2015 room rate growth from increased resort fees, (3) a healthy long-term Las Vegas outlook, and (4) an inexpensive Macau valuation which implies little value for Cotai” while Morgan Stanley on February 13, 2015 stated: “Airline Capacity Lift a Strong Indicator for Las Vegas / MGM in 2015”.

In addition, with respect to the final quote cited above, Land & Buildings believes that, if MGM Lodging C-Corp were to achieve a valuation near that estimated by Land & Buildings, MGM would have an attractive cost of capital, as it would be lower than MGM’s current cost of capital.

c.	that the increases in share price for Penn National Gaming and Pinnacle Entertainment are the result of their REIT conversions or announcements thereof, with no other relevant intervening events between the conversion announcement date and the other measurement dates (slides 9-10);

In response to your comment, the Filing Persons acknowledge that factors beyond the REIT conversions (and announcements thereof) undertaken by Penn National Gaming and Pinnacle Entertainment may have influenced the stock prices of such companies. However, in Land & Buildings’ view, a significant amount of the appreciation was due to REIT conversion and recognition by the investment community of the undervaluation of the real estate owned by each company. For example, JP Morgan stated on November 6, 2014, following the REIT conversion announcement by Pinnacle Entertainment, that they “see value in proposed

PropCo/OpCo structure” and that “We suspect the stock will trade more on transaction progress (PLR ruling and other approvals) than on fundamentals”, which highlights the importance of the REIT conversion to the stock price as opposed to other factors. The Filing Persons hereby confirm that, in future filings, they will not attribute the increases in share price for Penn National Gaming or Pinnacle Entertainment solely to their REIT conversions.

d.	each of the line items in 2016 EBITDA column and multiple column on slide 12 as well as the value of each line item under the heading “Potential Upside to Base Case”;

In response to your comment, the Filing Persons respectfully note that each of the 2016 EBITDA line items set forth in the chart on slide 12 of the presentation was calculated based on Land & Buildings’ estimates of MGM’s growth projections above the company’s reported fiscal year 2014 results, allocated between MGM REIT and MGM Lodging C-Corp in accordance with the corporate structure Land & Buildings outlined in the presentation (as described above in response to Comment #2(b)). In addition, each of the multiples set forth in the chart was chosen by Land & Buildings in its judgment, based on its experience in the real estate investment sector, as the most appropriate multiple to apply to the applicable income stream.

Specifically, Land & Buildings calculated the 2016 EBITDA and Multiple line items with respect to MGM REIT’s gross asset value as follows:

•	2016 EBITDA: $1.313 billion represents the net rent that MGM REIT would receive from MGM Lodging C-Corp, calculated as (i) $1.363 billion, Land & Buildings’ estimate of MGM Lodging C-Corp’s hotel and gaming net operating income, minus (ii) $50 million, Land & Buildings’ estimate of annualized corporate expenses of MGM REIT. The rent coverage multiple of approximately 1.5x was calculated as the quotient of: (A) the sum of (x) $603 million, which is Land & Buildings’ estimate of MGM Lodging C-Corp 2016 EBITDA (discussed in further detail below), plus (y) $1.363 billion, which is the amount of the estimated net operating income of MGM Lodging C-Corp (discussed in detail on slide 17 of the presentation), divided by (B) $1.363 billion, which is the amount of the estimated rent payment to MGM REIT.
•	Multiple: The 15.0x EBITDA multiple for MGM REIT is supported by a range of EBITDA multiples of 14.0x to 32.0x for certain specified publicly traded hotel REITs (with an average EBITDA multiple of 15.0x), publicly traded net lease REITs (with an average EBITDA multiple of 16.0x) and private market hotel transactions consummated during the second half of 2014 (with an average EBITDA multiple of 17.0x), as set forth in more detail on slides 18, 19 and 21 of the presentation.

Furthermore, each of the 2016 EBITDA and Multiple line items with respect to MGM Lodging C-Corp was calculated as follows:

•	Management Fees: 2016 EBITDA of $293 million was calculated as the sum of (i) $93 million, representing the aggregate amount of fees that Land & Buildings estimates the existing MGM structure would earn from MGM China royalties and the CityCenter joint venture, plus (ii) $200 million, representing aggregate management fees (net of expenses) that Land & Buildings estimates MGM Lodging C-Corp would earn for its management of the MGM REIT assets and MGM China. The 14.0x EBITDA multiple was based on the average of the following consensus earnings multiples obtained from Bloomberg with respect to certain publicly-traded lodging C-corps:

•	Hotel/Gaming Profit Participation: 2016 EBITDA of $154 million represents Land & Buildings’ estimated EBITDA of MGM’s assets remaining after the payment of a rent payment to MGM REIT of $1.363 billion and after management fees of $293 million outlined in immediately above paragraph. The 8.0x EBITDA multiple applied by Land & Buildings was based on, but slightly higher than, the 7.6x consensus earnings multiples for Penn National Gaming, retrieved from Bloomberg as of March 13, 2015. Land & Buildings used a slightly higher multiple to account for the geographic focus of MGM in Las Vegas, which in their view has a strong fundamental outlook (for more detailed information on the expected growth of the Las Vegas market, please see the response to Comment #2(k) below).

Land & Buildings used a higher EBITDA multiple to reflect the higher growth potential of this income stream relative to such companies given MGM’s strong fundamentals in Las Vegas, the market that represents the majority of MGM’s EBITDA.

•	MGM China: 2016 EBITDA of $306 million represents 51% (i.e. the ownership stake of MGM in MGM China) of Land & Buildings’ estimated MGM China EBITDA (calculated as $600 million based on the estimated EBITDA the asset in Macau is likely to generate in 2016). The 11.9x EBITDA multiple was calculated as the quotient of (i) $3.647 billion, which was 51% of the market capitalization of MGM China as of March 13, 2015 (as provided by Bloomberg), divided by (ii) $306 million, which was Land & Buildings’ estimate of MGM China’s 2016 EBITDA.

•	Corporate Expense/Other: 2016 EBITDA of $150 million was calculated based on Land & Buildings' estimate of the portion of 2016 corporate expenses that would be allocated to MGM Lodging C-Corp. According to the MGM 2014 10-K, MGM's 2014 corporate expenses were $239 million. Based on this, Land & Buildings estimated that approximately $300 million of corporate expenses would be incurred by MGM in its current structure in 2016, which includes an estimated $50 million of incremental annual costs associated with splitting the existing company into two public companies in accordance with Land & Buildings' proposal. Land & Buildings then allocated the remaining costs, based on their best estimates, as follows: $150 million of corporate expenses for MGM Lodging C-Corp, $50 million of corporate expenses for MGM REIT and $100 million of management fees from MGM China, CityCenter and the REIT segment. The 11.9x EBITDA multiple was calculated as the weighted average EBITDA multiple of each of the income streams in the calculation of MGM Lodging C-Corp’s gross asset value (i.e. management fees, hotel/gaming profit participation and MGM China).

Land & Buildings calculated each value under the heading “Potential Upside to Base Case” as follows:

•	MGM China Upside From Current Market Value: Land & Buildings’ valuation of $1.853 billion was calculated as the sum of (i) $331 million, which is the potential increase over the current market value of MGM China applying a 13.0x EBITDA multiple (based on JP Morgan's March 8, 2015 estimate of “12-13x EBITDA as ex-growth casino multiple for Macau”) to Land & Buildings’ estimate of $600 million for MGM China’s 2016 EBITDA, plus (ii) $1.522 billion, which is Land & Buildings’ estimated discounted development profit. Such estimated development profit was based on MGM’s share of the $3.55 billion estimated value of the Macau development upon completion (calculated as the sum of (A) an estimated $2.07 billion development profit (determined by multiplying the estimated EBITDA upon completion and stabilization by the estimated EBITDA multiple, less the estimated development cost) plus (B) an estimated $1.48 billion cost, discounted back four years at an 8% discount rate).
•	MGM REIT – 2x Higher EBITDA Multiple: Land & Buildings’ valuation of $2.626 billion was calculated as the product of (i) $1.313 billion, which was Land & Buildings’ estimated MGM REIT 2016 EBITDA (discussed in further detail above), multiplied by (ii) 2. This represents the increase in MGM REIT 2016 EBITDA using an EBITDA multiple of 17.0x instead of 15.0x, which was used in the base case.
•	2017 EBITDA Growth: 2017 EBITDA Growth of $2.694 billion was calculated as the sum of (i) the product of (A) $131 million, which is 10% of Land & Buildings’ estimated MGM REIT 2016 EBITDA, multiplied by (B) MGM REIT’s EBITDA multiple of 15.0x, plus (ii) the product of (A) $60 million, which is 10% of Land & Buildings’ estimated MGM Lodging C-Corp 2016 EBITDA, multiplied by (B) MGM Lodging C-Corp’s EBITDA multiple of 11.9x.

•	Potential Japan/Other Development Value Creation: Land & Buildings’ valuation of $5.88 billion of potential Japan or other development value creation was based on its estimates of MGM’s market value upon stabilization of a potential $5 billion development project for a new integrated international resort that MGM would own and operate and assumes a 20% minimum return on cost, which is what Land & Buildings believes is the minimum return threshold that MGM will likely accept for a major development project, based on the statement made by Las Vegas Sands, another leading gaming company, during its first quarter 2014 earnings call presentation that its development opportunity parameters are a “[m]inimum of 20% return on total invested capital”. In addition, Japan is currently evaluating whether to legalize casinos and, if it does, Land & Buildings believes that MGM would likely be a leading candidate to obtain a license to develop and own a casino in Japan, as suggested by various industry sources. For example, Calvinayre.com reported on July 9, 2014 that MGM was one of two frontrunners for an Osaka casino license (see http://calvinayre.com/2014/07/09/casino/mgm-galaxy-frontrunners-for-osaka-casino/).
e.	that MGM China’s valuation would be $12 per share and the assumption of a 13x EBITDA multiple on 2016 estimated EBITDA, the presumption of 10% in EBITDA growth in Las Vegas for 2017, the belief that MGM is a leading candidate for a gaming license in Japan, that a $5 billion development in Japan or other major market is available and your assumption of a 20% return on investment (slide 14);

With respect to the statement that MGM China’s valuation would be $12 per share, Land & Buildings calculated such value as the sum of (i) a $9 per share base case value for MGM China (discussed in more detail in the response to Comment #2(d) above), plus (ii) an additional $3 per share based on the methodology discussed in response to Comment #2(d) above related to “MGM China Upside From Current Market Value”.

Land & Buildings assumed a 13x EBITDA growth multiple on 2016 estimated EBITDA because, as discussed in Comment #2(d) above, such multiple was consistent with JP Morgan's statement on March 8, 2015 that it viewed "12-13x EBITDA as ex-growth casino multiple for Macau”.

Land & Buildings presumed an EBITDA growth of 10% in Las Vegas for 2017 based on Land & Buildings’ view of the underlying fundamentals of MGM’s real estate. Such 10% growth rate reflects a slight increase in the 8% consensus EBITDA growth for MGM in 2016 published by sell-side analysts.

Land & Buildings believes that MGM is a leading candidate for a gaming license in Japan, which could potentially lead to a $5 billion development (as discussed in further detail in the response to Comment #2(d) above), because the company has been actively targeting a development project in Japan and has a global brand that would likely be attractive to Japan. MGM's Chairman and CEO, Jim Murren, stated during the company's October 30, 2014 earnings call that “in Japan the debate on an integrated resort remains active. MGM has been very involved and we'll continue to look at all markets and have a full team deployed there with offices in both Tokyo and Osaka. I believe MGM is as well positioned in Japan as any company and with a globally recognized brand name in our business, a market share leader here in the convention and events business and the award-winning builder of sustainable projects, we believe our positioning there is very high. We have also proven our ability to grow in multiple jurisdictions around the world and to be a successful partner with key local stakeholders. And I think that also will serve us well in Japan should this move forward”. Furthermore, Land & Buildings believes that the project could be a $5 billion investment by MGM through either MGM developing a $5 billion development themselves or developing a $10 billion development through a joint venture, which estimates are based on the development costs of other major integrated resorts such as CityCenter in Las Vegas (which, according to various news sources, cost approximately $9.2 billion (see, e.g., http://www.lasvegassun.com/blogs/gaming/2008/may/16/citycenter-will-not-all-open-once-after-all/)) and Marina Bay Sands in Singapore (which, according to various news sources, cost approximately $5.7 billion (see, e.g., http://openbuildings.com/buildings/marina-bay-sands-profile-2979)).

As discussed in the response to Comment #2(d) above, Land & Buildings assumed a 20% return on investment because that is what Land & Buildings believes is the minimum return threshold that MGM can accept for a major development project, based on public statements by Las Vegas Sands, another leading gaming company, that it seeks a 20% minimum return on cost to proceed with development.

f.	each of the amounts in the 2016 Total EBITDA and the 2016 RevPAR columns on slide 16;

In response to your comment, the Filing Persons respectfully note that each of the amounts listed in the “2016 Total EBITDA” and “2016 RevPAR columns” on slide 16 of the presentation are based on Land & Buildings’ estimates of MGM’s growth projections above the company’s reported fiscal year 2014 results. For more detailed information on the calculation of the 2016 Total EBITDA amounts, please see the response to comment #2(a) above. RevPAR is a measure of revenue per available hotel room, which is calculated by multiplying the number of occupied hotel rooms by the average daily rate charged per hotel room. Due to the expected continued growth in the Las Vegas market (as discussed in further detail in the response to Comment #2(k) below), Land & Buildings assumed an average growth rate of 10% above actual 2014 RevPAR results to arrive at its estimates of 2016 RevPAR.

g.	that the development of MGM integrated resorts are a likely “multi-billion dollar pipeline/opportunity” (slide 17);

In response to your comment, the Filing Persons respectfully note that the foregoing statement was based on MGM REIT’s ownership of real estate assets that MGM is currently developing internally, including a project in Macau with an estimated value of $2.9 billion and various projects throughout the United States with an aggregate estimated value of $2 billion, comprised of a $1.2 billion project in National Harbor, Maryland and a $800 million project in Springfield, Massachusetts. Such projects and estimated values were disclosed in the MGM 2014 Form 10-K. In Land & Buildings’ view, these multi-billion dollar projects will create a significant pipeline of investments for MGM REIT.

h.	the 2016 EBITDA of $1,363 for Hotel/Gaming NOI (slide 17);

In response to your comment, the Filing Persons note that the $1.363 billion amount of Hotel/Gaming NOI indicated in slide 17 of the presentation is the estimated amount of the rent payment that would be payable by MGM Lodging C-Corp to MGM REIT, as discussed in further detail in the response to Comment #2(d) above.

i.	the total enterprise value for each company listed on slide 21. For this and every other slide in which you cite as a source both your estimates and a third party source, please specify supplementally and in future filings the item that is based upon your estimates and that based on third parties;

In response to your comment, the Filing Persons note that the total enterprise value for each company listed on slide 21 was provided by Bloomberg.

Furthermore, the Filing Persons are hereby clarifying the following source citations as items based on Land & Buildings’ estimates or based on third party information, as applicable:

•	Slide 16: The amounts set forth in the “2016 Total EBITDA” and “2016 RevPAR” columns were based on Land & Buildings’ estimates. The amounts set forth in the “# of Rooms” column were disclosed in MGM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the Commission on March 2, 2015 (the “MGM 2014 10-K”).
•	Slide 17: All figures on this slide were based on Land & Buildings’ estimates. However, Land & Buildings utilized certain publicly available information regarding MGM to derive such estimates (e.g. Land & Buildings used certain items set forth in MGM’s income statement and balance sheet as of December 31, 2014 (as disclosed in the MGM 2014 10-K) to derive its estimates for “2016 EBITDA”).
•	Slide 18: All figures on this slide were based on information from Real Capital Analytics. However, Land & Buildings’ estimates and data provided by Smith Travel Research, a leading lodging industry resource, was used to determine which transactions during the second half of 2014 could be categorized as “luxury/upper upscale” hotel transactions.

•	Slide 21: All figures on this slide were based on information from Bloomberg. However, Land & Buildings’ estimates were used to determine the appropriate set of comparable companies.
•	Slide 22: The development costs and completion dates were taken from the MGM 2014 10-K. All other figures on this slide were based on Land & Buildings’ estimates.
•	Slide 23: All figures in this slide are Land & Buildings’ estimates. However, Land & Buildings used information contained in various filings that MGM has made with the Commission to derive such estimates (e.g. Land & Buildings calculated the net debt figures shown on slide 23 based on the information set forth in MGM’s balance sheet as of December 31, 2014 and accompanying notes to the financial statements, as disclosed in the MGM 2014 10-K).
•	Slide 24: All figures on this slide were based on information from Bloomberg. However, Land & Buildings’ estimates were used to determine the appropriate set of comparable companies.
•	Slide 26: The $228 million value of “Other JVs Sale” was based on the following joint venture values disclosed in Note 6 to the MGM 2014 10-K: “Elgin Riverboat Resort–Riverboat Casino – Grand Victoria” value of $141.162 million and “Other” value of $87.314 million. All other figures in this slide are Land & Buildings estimates.
•	Slide 27: The 355,000 square footage of Crystals was disclosed in the MGM 2014 10-K. All other figures in this slide are Land & Buildings estimates.
•	Slides 33 and 34: The EBITDA amounts set forth in the 2007, 2010 and 2014 columns are based on information contained in earnings models published by JP Morgan and Morgan Stanley for the 2007 fiscal year and full year earnings reports published by MGM for the 2010 and 2014 fiscal years. The amounts set forth in the column titled “Upside to Peak” are Land & Buildings’ estimates.
•	Slides 45-49: In each summary table set forth on these slides, the “Total EBITDA ($M)” and RevPAR amounts are Land & Buildings’ estimates. In addition, the “2015e” and “2016e” amounts displayed in the bar graphs on these slides are Land & Buildings’ estimates. All other figures on these slides are based on information contained in sell-side brokerage firm earnings models and full year earnings reports published by MGM for the 2010 and 2014 fiscal years.

The Filing Persons hereby confirm that in any future filings containing information from multiple sources, they will specify which items are based on Land & Buildings’ estimates and which items are based on third party information.

j.	that MGM National Harbor is likely to create $1.43 in value, that MGM Springfield is likely to create $0.88 in value, that MGM Cotai is likely to create $2.59 in value and the figures under the “Stabilize d Yield” heading on the table in slide 22;

In response to your comment, the Filing Persons note that the per share value amounts for MGM National Harbor, MGM Springfield and MGM Cotai reflect Land & Buildings’ estimated discounted profit on these developments, consistent with the way Land & Buildings and many sell-side brokerage firms include the value of development projects in calculating a company’s net asset value. The per share amounts were calculated as the quotient of (i) the estimated discounted development profit for the applicable project, divided by (ii) the number of shares of MGM's common stock outstanding. The figures in the column titled “Stabilized Yield” were based on the estimated return on cost upon stabilization of the applicable asset, which was calculated as the quotient of (i) the stabilized EBITDA of such asset (calculated by dividing the applicable “Estimated Value Upon Stabilization” by the applicable “Estimated EBITDA Multiple at Stabilization”), divided by (ii) the development cost associated with such asset (set forth in the column titled “Development Cost”).

k.	that the “Las Vegas recovery is gaining steam,” that the management fees earned from CityCenter, MGM China and management of MGM REIT are “likely to grow double-digit annually,” and the amounts in each of the columns headed “2016 EBITDA” and “Multiple” on slide 23;

In response to your comment, the Filing Persons note that the foregoing statement “Las Vegas recovery is gaining steam,” is supported by the 7.8% RevPAR growth that the Las Vegas market generated in 2014 and commentary by various gaming companies on the topic. For example, MGM stated on its fourth quarter 2014 earnings call: “Our properties continue to benefit from increased occupancy, up three percentage points year-over-year, driven by a higher convention mix in the quarter. This allowed us to grow fourth quarter strip RevPAR by 7%, exceeding our guidance of 5%. This is the ninth consecutive quarter of RevPAR growth for our company. In fact, 2014 was our highest convention mix ever in the history of our company with slightly over 17% our room nights in 2014. As we look into 2015, it is our expectation, based on current convention bookings, to meet or slightly beat the level attained in 2014. Over 90% of that target is contracted and on the books, and over 60% of all of our future bookings are now being comprised of future corporate meeting events.” Separately, Gary Loveman, the Chief Executive Officer of Caesars Entertainment, stated on CNBC on March 23, 2015 that “[t]hings in Vegas are getting better…[Las Vegas] is more buoyant, in large part because supply has been stable now for some time, demand patterns are improving, the convention and meeting business is robust."

Furthermore, the statement that management fees earned from CityCenter, MGM China and management of MGM REIT are “likely to grow double-digit annually” was based on the strong outlook for Las Vegas provided by gaming companies in the commentary referenced in the preceding paragraph, as well as the strong growth in fees that will likely result from the completion of these developments that are under construction.

The Filing Persons refer the Staff to their response to Comment #2(d) above for a discussion regarding the bases for the amounts in each of the columns headed “2016 EBITDA” and “Multiple” on slide 23.

l.	that MGM China royalties and management fees “could nearly double over the next few years,” that CityCenter is continuing to experience “robust growth,”

and that management fees will “grow further” upon completion of the Maryland and Massachusetts assets (slide 24);

In response to your comment, the Filing Persons respectfully note that the foregoing statements are generally supported by the combination of forecasted revenue growth with respect to the existing assets of MGM and the completion of approximately $5 billion of MGM developments over the next year, for which MGM would earn management fees once they are completed. Land & Buildings' proposed new structure for MGM contemplates that management fees will be earned based on a percentage of revenues attributable to its assets. Land & Buildings believes that revenues, and thus management fees, would grow as a result of MGM's strong fundamentals and its completion of developments that would create incremental revenues and management fees. More specifically, the statement that MGM China royalties and management fees “could nearly double over the next few years” is based on the fact that the completion of the MGM China development on the Cotai strip will almost quadruple the number of aggregate hotel rooms that MGM China would operate and the incremental revenues earned by this Cotai strip development would lead to increased management fees.

m.	that non-core assets could be sold for $1.7 billion and that Crystals’ sale would result in proceeds to the company of $600 million, and that the company has the ability to repay more than $5 billion of maturities in 2015/2016 (slide 26); and

In response to your comment, the Filing Persons respectfully note that the statement that MGM’s non-core assets could be sold for $1.7 billion is supported by (i) the potential sale by MGM of joint ventures totaling $228 million, based on the book value disclosed in Note 6 to the MGM 2014 10-K for “Elgin Riverboat Resort–Riverboat Casino – Grand Victoria” of $141.162 million and “Other” of $87.314 million; and (ii) potential asset sales in which MGM could receive aggregate consideration of approximately $1.5 billion (based on a 10.0x EBITDA multiple applied to non-luxury MGM assets generating an estimated aggregate $150 million of EBITDA). Land & Buildings believes there is sufficient buyer demand for these non-core assets at a 10.0x EBITDA multiple from private equity buyers and/or GLPI. Furthermore, representatives of Land & Buildings held discussions with members of the MGM management team and other mall owners related to the sale of the Crystals mall, which could generate in excess of $600 million of gross proceeds for MGM. This is based on an estimated $28 million of EBITDA for MGM’s share of Crystals (which estimate is based on discussions Land & Buildings has had with MGM management) and a 22.0x EBITDA multiple, at which Land & Buildings believes there is sufficient buyer demand for Crystals from regional mall REITs, such as Simon Property Group, or other public or private buyers.

n.	the 2015 and 2016 estimates in each of slides 45-49.

In response to your comment, the Filing Persons respectfully note that the 2015 and 2016 estimates in slides 45-49 are based on Land & Buildings’ estimated growth for each asset, which estimates were derived from MGM’s 2014 results, as disclosed in the MGM 2014 10-K, and calculated using an average of 19% EBITDA growth between 2014 actual results and 2016 estimates and an average of 16% gaming revenue growth between 2014 actual results and 2016 estimates.

3.	Please provide us supplemental support for the statements attributed to Mr. Murren on slide 7 in Exhibit 2.

In response to your comment, the Filing Persons respectfully note that, as cited on slide 7, the initial statement attributed to Mr. Murren regarding REIT conversion was made during MGM’s fourth quarter 2014 earnings call, held on February 17, 2015. In addition, the Filing Persons note that the second statement attributed to Mr. Murren was made by him during a CNBC broadcast on February 18, 2015. A video of such CNBC broadcast, which includes the aforementioned statement, is available at the following website: http://video.cnbc.com/gallery/?video=3000354393&play=1.

4.	Please delete the sentence that states “ No representations, express or implied, are made as to the accuracy or completeness of such statements, estimates or projections or with respect to any other materials herein” in the fifth paragraph of your “Disclosures” on slide 51. You may not disclaim your own disclosure. Also, please provide us supplementally with a more legible version of these Disclosures.

In response to your comment, the Filing Persons have attached hereto as Exhibit A a more legible version of the Disclosures, which has been modified to remove the sentence cited above. In addition, the Filing Persons have removed the foregoing sentence from the "Disclosures" page of the copy of the presentation that is posted to www.landandbuildings.com and hereby confirm that they will refrain from making any similar statements in Disclosures set forth in any future filings.

Soliciting Materials filed March 20, 2015

5.	Similar to comment 2 above, please provide support for your assertion that “more than $1.5 billion of shareholder value” was created since you released your presentation.

In response to your comment, the Filing Persons respectfully note that the $1.5 billion of shareholder value cited in foregoing statement was calculated as the product of (i) $4.19, which is the amount of the increase in the price of MGM’s common stock from $19.66 at market close on March 16, 2015 (i.e. the day prior to the date on which Land & Buildings publicly released its presentation regarding MGM) to $22.85 at market close on March 19, 2015 (i.e. the day prior to the date on which MGM filed its preliminary proxy statement in connection with its 2015 annual meeting with the Commission), multiplied by (ii) 491,313,258, which is the number of shares of MGM’s common stock outstanding as of February 24, 2015, as reported in the MGM 2014 10-K.

***

In closing, attached to this response letter, please find a signed statement by the Filing Persons with the representations contained in the SEC Comment Letter. The Filing Persons acknowledge that the Division of Enforcement has access to all information the Filing Persons provide to the staff of the Division of Corporation Finance in its review of the Filing Persons filings or in response to comments on filings. Please direct additional comments to me at (212) 756-2709 or David Rosewater at (212) 756-2208.

Very truly yours,

/s/ Kristen Poole
Kristen Poole

Each of the undersigned (each a “participant”) hereby acknowledges (i) the participants are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: April 6, 2015

LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC By: /s/ Jonathan Litt Name: Jonathan Litt Title: Chief Investment Officer

LAND & BUILDINGS CAPITAL GROWTH FUND, L.P.

By: /s/ Jonathan Litt

Name: Jonathan Litt

Title: Chief Investment Officer

/s/ Jonathan Litt

Jonathan Litt

/s/ Matthew J. Hart

Matthew J. Hart

/s/ Richard Kincaid

Richard Kincaid

/s/ Marc A. Weisman

Marc A. Weisman

EXHIBIT A

REVISED DISCLOSURES

This presentation with respect to MGM Resorts International (“MGM” or the “Company”) is for general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. The views expressed herein represent the opinions of Land & Buildings Investment Management (“Land & Buildings”), and are based on publicly available information and Land & Buildings analyses. Certain financial information and data used herein have been derived or obtained from filings made with the SEC by the Company or other companies considered comparable, and from other third party reports.

Land & Buildings has not sought or obtained consent from any third party to use any statements or information indicated herein. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No representation or warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate.

There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections, pro forma information and potential impact of Land & Buildings’ action plan set forth herein are based on assumptions that Land & Buildings believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security. Land & Buildings reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Land & Buildings disclaims any obligation to update the information contained herein.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security. Private investment funds advised by Land & Buildings currently hold shares of the Company’s common stock. Land & Buildings manages investment funds that are in the business of trading – buying and selling – public securities. It is possible that there will be developments in the future that cause Land & Buildings and/or one or more of the investment funds it manages, from time to time (in open market or privately negotiated transactions or otherwise), to sell all or a portion of their shares (including via short sales), buy additional shares or trade in options, puts, calls or other derivative instruments relating to such shares. Land & Buildings and such investment funds also reserve the right to take any actions with respect to their investments in the Company as they may deem appropriate, including, but not limited to, communicating with management of the Company, the Board of Directors of the Company and other investors and third parties, and conducting a proxy solicitation with respect to the election of persons to the Board of Directors of the Company.

Land & Buildings recognizes that there may be confidential information in the possession of the companies discussed in the presentation that could lead these companies to disagree with Land & Buildings’ conclusions. The analyses provided may include certain statements, estimates and projections prepared with respect to, among other things, the historical and anticipated operating performance of the companies, access to capital markets and the values of assets and liabilities. Such statements, estimates, and projections reflect various assumptions by Land & Buildings concerning anticipated results that are inherently subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes. Actual results may vary materially from the estimates and projected results contained herein. Land and Buildings’ views and opinions expressed in this report are current as of the date of this report and are subject to change. Past performance is not indicative of future results. Registration of an Investment Adviser does not imply any certain level of skill or training. Land & Buildings has received no compensation for the production of the research/presentation.

Funds managed by Land & Buildings and its affiliates have invested in common stock of MGM. It is possible that there will be developments in the future that cause Land & Buildings to change its position regarding MGM Resorts International. Land & Buildings may buy, sell, cover or otherwise change the form of its investment for any reason. Land & Buildings hereby disclaims any duty to provide any updates or changes to the analyses contained here including, without limitation, the manner or type of any Land & Buildings investment. Funds managed by Land & Buildings and its affiliates may invest in other companies mentioned in this report from time to time.

LAND & BUILDINGS CAPITAL GROWTH FUND, L.P., LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC AND JONATHAN LITT (COLLECTIVELY, “LAND & BUILDINGS”) AND MATTHEW J. HART, RICHARD KINCAID AND MARC A. WEISMAN (TOGETHER WITH LAND & BUILDINGS, THE “PARTICIPANTS”) INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS’ SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF MGM RESORTS INTERNATIONAL (THE “COMPANY”) FOR USE AT THE COMPANY’S 2015 ANNUAL MEETING OF STOCKHOLDERS (THE “PROXY SOLICITATION”). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY’S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/. IN ADDITION, INNISFREE M&A INCORPORATED, LAND & BUILDING’S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD, WHEN AVAILABLE, WITHOUT CHARGE UPON REQUEST.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN EXHIBIT 4 TO THE SCHEDULE 14A TO BE FILED BY LAND & BUILDINGS WITH THE SEC ON MARCH 17, 2015. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.